FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event

1.- Summary of General Ordinary and Extraordinary Shareholder Meeting

2.- List of members of the Board of Directors,

the supervisory committee and the external auditor

SUMMARY OF Banco BBVA Argentina S.A. (“BBVA ARGENTINA”) ANNUAL GENERAL ORDINARY / EXTRAORDINARY SHAREHOLDERS MEETING HELD, ON FIRST CALL, ON APRIL 23, 2025.

Banco BBVA Argentina S.A.ʼs President, Lorenzo de Cristóbal de Nicolás, called the Meeting to order at 15.16 a.m., on April 23, 2025, and assumed the chairmanship of the Meeting.

According to the “Deposit of Shares and Record of Attendance at General Meetings” book, the Meeting held on first call, was attended by 12 shareholders, 7 per se and 5 represented by proxies, who registered a holding of 541,083,425 ordinary book-entry shares, with one vote per share and one peso par value each, representing an equal amount of capital stock in pesos, resulting in a presence of 88,31 % on a capital stock of pesos 612.710.079, thus complying with the legal and statutory quorum.

Félix Ariel Schmutz, certified public accountant, who attended on behalf of Bolsas y Mercados Argentinos S.A. and Martín Ostri, certified public accountant, on behalf of the Comisión Nacional de Valores (Argentine Securities and Exchange Commission or “CNV”), participated in the meeting.

Consequently, having complied with all of the legal and statutory requirements, the Chairman declared the Annual General Ordinary and Extraordinary Shareholders Meeting corresponding to the fiscal year 2024 officially open and the items provided for in the Agenda were considered, the voting of which originated the results informed below.

1°) Appointment of two shareholders to prepare and sign the Meeting minutes, together with the First Vice President of the Board.

The majority of attending votes approved the appointment of Banco Bilbao Vizcaya Argentaria S.A. and BBV América S.L. proxies to prepare and sign the minutes together with the Board of Directors First Vice-president, Mr. Jorge Delfín Luna.

The counting of votes showed the figures mentioned below:

Positive votes: 539.795.156

Negative votes: 12.906

Abstentions: 1.275.363

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2°) Consideration of the Integrated Annual Report, Financial Statements, Supplementary Information and other Accounting Information, Report of the Supervisory Committee and Auditor Report related to corporate Fiscal Year No. 150, ended on December 31, 2024.

The Integrated Annual Report, Financial Statements, supplementary information and other accounting information, Report of the Supervisory Committee and Auditor Reports related to corporate Fiscal Year No. 150, ended on December 31, 2024 were approved by the majority of votes attending the Meeting.

The counting of votes showed the figures mentioned below:

Positive votes: 539.525.006

Negative votes: 215.535

Abstentions: 1.342.884

3°) Consideration of the management of the Board of Directors, General Manager and the Supervisory Committee, corresponding to the Fiscal Year 150 ended December 31, 2024.

The managements of the Board of Directors, General Manager and the Supervisory Committee during fiscal year 2024 were approved by the majority of attending votes.

The counting of votes showed the figures mentioned below:

Positive votes: 539.619.842

Negative votes: 216.921

Abstentions: 1.246.662

4°) Consideration of the results of the corporate Fiscal Year 150 ended on December 31, 2024. Treatment of the Retained Results as of December 31, 2024 in the amount of AR$ 353,242,437,271.85. It is proposed to apply: A) AR$ 70,648,487,454.37 to Legal Reserve; B) AR$ 282,593,949,817.48 to the voluntary reserve for future distribution of results pursuant the Argentine Central Bank Rules on “Distribution of Results”, Ordered Text.

The following was approved by the majority of the votes attending the Meeting: (a) the result of the fiscal year, that amounts to AR$ 353,242,437,271.85; (b) that the retained results as of December 31, 2024 in the amount of AR$ 353,242,437,271.85 shall be applied: (i) AR$ 70,648,487,454.37 to Legal Reserve; and (ii) AR$ 282,593,949,817.48 to voluntary reserve for future distribution of results, in accordance with the Ordered Text of the Argentine Central Bank Rules.

The counting of votes showed the figures mentioned below:

Positive votes: 539.912.843

Negative votes: 96.282

Abstentions: 1.074.300

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5°) Partial write-off of the "Optional Reserve for future distributions of Income", for the distribution of a dividend to be paid in cash and/or in kind, or in any combination of both, subject to the prior authorization of the Argentine Central Bank and in accordance with the terms and conditions set forth by such entity. Delegation to the Board of Directors of the powers to determine the form, terms, negotiable securities to be delivered (if any) and other terms and conditions for the payment of dividends to the shareholders.

It was approved by a majority of the attending votes as follows: a) the partial write-off of the optional reserve for future distribution of results in the sum - expressed in homogeneous currency as of December 31, 2024 - of up to $ 89,413,163,000, for the payment of a dividend in cash and/or in kind, or in any combination of both, subject to prior authorization from the Central Bank of the Argentine Republic and in accordance with the terms and conditions set forth by such entity. This sum amounts in homogeneous currency as of today to $ 97,075,079,172 based on the last consumer price index published by the INDEC; and b) that the Board of Directors be granted the delegation of powers contemplated in this item of the Agenda, so that, in accordance with the Argentine Central Bank rules, once authorization has been obtained, it may determine the opportunity, modality, terms, marketable securities to be delivered (if any) and other terms and conditions for the payment of the dividends to the shareholders, as well as to designate authorized persons for the necessary filings before the corresponding agencies.

The counting of votes showed the figures mentioned below:

Positive votes: 517.188.689

Negative votes: 103.593

Abstentions: 23.791.143

6°) CONSIDERATION OF THE BOARD REMUNERATION CORRESPONDING TO THE FISCAL YEAR 150, ENDED ON DECEMBER 31, 2024.

The following issues were approved by the majority of the attending votes: a) the fees and remunerations received by the Directors during the fiscal year 150 ended on December 31, 2024 in the amount of AR$ 402,230,471.88; and b) the authorization to the Board of Directors to make advances on account of fees, ad-referendum of what decides the Shareholders' Meeting that considers the documentation for the 2025 financial year.

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The representative of the shareholder ANSES FGS Law 26425, indicated the willingness of his represented to approve the amount collected as fees for the year ended 31 December 2024, and to refrain from authorizing the Board of Directors to make advances on account of fees, ad-referendum of what the Shareholders' Meeting decides regarding the  documentation for the year 2025.

The counting of votes for the approval of the amount received as fees for the year ended December 31, 2024, showed the figures mentioned below:

Positive votes: 539.438.714

Negative votes: 356.151

Abstentions: 1.288.560

The counting of votes for the authorization to the Board of Directors to make advances on account of fees, ad-referendum of what decides the Shareholders' Meeting that considers the documentation for the 2025 financial year, showed the figures mentioned below:

Positive votes: 496.159.094

Negative votes: 356.151

Abstentions: 44.568.180

7°) CONSIDERATION OF THE SUPERVISORY COMMITTEE REMUNERATION CORRESPONDING TO THE FISCAL YEAR 150, ENDED ON DECEMBER 31, 2024.

The following issues were approved by the majority of the attending votes: a) the fees received by the members of the Supervisory Committee for fiscal year No. 150 ended December 31, 2024 for up to AR$ 36,977,907.40 and b) the authorization to the Board of Directors to make advances on account of fees, ad-referendum of what decides the Shareholders' Meeting that considers the documentation for the 2025 financial year.

The representative of the shareholder ANSES FGS Law 26425, indicated the willingness of his represented to approve the amount collected as fees for the year ended 31 December 2024, and to refrain from authorizing the Board of Directors to make advances on account of fees, ad-referendum of what the Shareholders' Meeting decides regarding the documentation for the year 2025.

The counting of votes for the approval of the amount received as fees for the year ended December 31, 2024, showed the figures mentioned below:

Positive votes: 539.452.970

Negative votes: 627.576

Abstentions: 1.002.879

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The counting of votes for the authorization to the Board of Directors to make advances on account of fees, ad-referendum of what decides the Shareholders' Meeting that considers the documentation for the 2025 financial year, showed the figures mentioned below:

Positive votes: 496.173.350

Negative votes: 627.576

Abstentions: 44.282.499

8°) DETERMINATION OF THE NUMBER OF MEMBERS OF THE BOARD OF DIRECTORS.

It was approved by the majority of votes attending the Meeting, that the Board of Directors be conformed by seven Directors and three Alternate Directors.

The counting of votes showed the figures mentioned below:

Positive votes: 468.081.080

Negative votes: 5.669.298

Abstentions: 67.333.047

9°) ELECTION OF DIRECTORS, AS APPROPRIATE, DEPENDING ON WHAT IS RESOLVED IN RESPECT OF THE PRECEDING POINT. AUTHORIZATION FOR CARRYING OUT THE PROCEEDINGS AND FILINGS AND REGISTRATION OF THE ADOPTED RESOLUTIONS.

The following issues were approved by the majority of attending votes:

(a) the certification required by the Argentine Central Bank (that the members of the Board are all capable and maintain the conditions of suitability, competence and integrity previously assessed by that authority), is carried out as recommended by the Appointments and Remuneration Committee.

(b) be elected as Regular Director, Mr. Ignacio Javier Lacasta Casado, now Alternate Director who will complete the term of office of Mr. Javier Pérez Cardete, until 31 December 2025;

(c) be elected as Alternate Director, Mr. Juan Christian Kindt, until 31 December 2027; and

(d) be re-elected as Alternate Directors, Messrs. Gustavo Fabián Alonso and Carlos Eduardo Elizalde, until 31 December 2027;

(e) Mr. Lacasta Casado and Mr. Alonso, acting in their capacity as independent both for local and foreign legislation, while Mr. Kindt and Elizalde acting as non-independents by virtue of both regulations; and

(f) any of the Company ̓s Directors be authorized, with the broadest powers, to notarize and/or carry out any necessary and/or convenient act in order to implement and submit the resolutions approved by the Meeting before the CNV and proceed to the registration with the corresponding Public Registry in charge of the Inspección General de Justicia (companies registrations authority).

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The counting of votes showed the figures mentioned below:

Positive votes: 468.561.223

Negative votes: 5.689.603

Abstentions: 66.832.599

10°) ELECTION OF THREE REGULAR MEMBERS AND THREE ALTERNATE MEMBERS TO INTEGRATE THE SUPERVISORY COMMITTEE DURING THE CURRENT FISCAL YEAR.

The shareholder, Banco Bilbao Vizcaya Argentaria S.A., submitted the following proposal to form the Supervisory Committee for the fiscal year 2025:

(a) the appointment of the following attorneys as regular members of the Supervisory Committee: Vanesa Claudia Rodríguez, Gonzalo José Vidal Devoto and Marcelino Agustín Cornejo;

(b) the appointment of the following attorneys as alternate members of the Supervisory Committee: Julieta Paula Pariso, Lorena Claudia Yansenson and Magdalena Laudignon;

(c) that in all cases the appointment be made for one fiscal year, i.e. until December 31, 2025;

(d) to state for the record that all the proposed candidates have the status of independent according to the provisions of the CNV Rules; and

(e) authorize the members of the Supervisory Committee to participate in the supervisory committees of other companies pursuant to the terms of Sections 298 and 273 of the General Corporations Law, without prejudice to the foregoing, they must maintain the strict level of confidentiality that corresponds to the corporate purpose of the Company.

The shareholder ANSES FGS, Law 26,425, proposed the candidates indicated by Sindicatura General de la Nación (SIGEN) in accordance with the powers conferred by Section 114, Law 24,156, Javier Rodrigo Siñeriz, attorney, as Regular Member of the Supervisory Committee and Claudia Inés Siciliano, accountant, as Alternate Member of the Supervisory Committee, also informing that the candidates are independent to hold office pursuant to the provisions of Sections 12 of Section III, Chapter III, Title II of the CNV Rules.

The proposal of the shareholder Banco Bilbao Vizcaya Argentaria S.A. was approved by majority, as follows:

Positive votes: 473.990.090

Negative votes: 43.520.118

Abstentions: 23.573.217

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11°) REMUNERATION OF THE ACCOUNTANT GIVING HIS OPINION CORRESPONDING TO THE FINANCIAL STATEMENTS FOR FISCAL YEAR 150, ENDED ON 31 DECEMBER 2024.

The majority of votes attending the Meeting approved the remuneration of the certifying accountant for the quarterly and annual Financial Statements corresponding to the fiscal year N° 150 ended December 31, 2024 in the amount of AR$ 2,459,466,317 plus VAT.

The counting of votes showed the figures mentioned below:

Positive votes: 496.346.534

Negative votes: 43.324.548

Abstentions: 1.412.343

12°) APPOINTMENT OF THE ACCOUNTANT GIVING HIS OPINION CORRESPONDING TO THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR 2025.

The majority of votes attending the Meeting approved the appointment as Auditor for the financial statements corresponding to the fiscal year which began on January 1, 2025 and will end on December 31, 2025 to the firm Pistrelli, Henry Martin y Asociados S.A. in particular the following partners Javier José Huici, as Regular External Auditor and Fernando Ariel Paci as Alternate External Auditor.

The counting of votes showed the figures mentioned below:

Positive votes: 539.550.725

Negative votes: 131.745

Abstentions: 1.400.955

13°) ALLOCATION OF THE BUDGET TO THE AUDIT COMMITTEE UNDER THE CAPITAL MARKETS LAW 26,831 FOR PROFESSIONAL ADVICE.

The allocation of a budget of AR$ 29,505,831.58 to the Audit Committee was approved by the majority of votes attending the Meeting.

The counting of votes showed the figures mentioned below:

Positive votes: 539.518.181

Negative votes: 130.575

Abstentions: 1.434.669

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There being no further issues to be dealt with, this Meeting was adjourned at 15.46 p.m.

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BANCO BBVA ARGENTINA S.A.

PURSUANT TO THE MEETING HELD ON APRIL 23, 2025, the payroll of members of the Board of DirectoRs, the supervisory committee and the external auditor IS LISTED BELOW.

1)    members of the Board of Directors, RENEWAL OF MANDATES

Director	Expiration Date
Gustavo Fabián Alonso	December 31, 2027
Carlos Eduardo Elizalde	December 31, 2027

2)    NEW MEMBERS OF THE BOARD OF DIRECTORS MANDATES

Directors	Expiration Date
Ignacio Javier Lacasta Casado	December 31, 2025

Alternate Directors	Expiration Date
Juan Christian Kindt	December 31, 2027

3) LIST OF MEMBERS OF THE BOARD OF DIRECTORS

Offices	Directors	Expiration Date
President	Lorenzo De Cristóbal De Nicolás (1)	December 31, 2026
First Vice-president	Jorge Delfín Luna (2)	December 31, 2025
Second Vice-president	Ignacio Javier Lacasta Casado (1)	December 31, 2025
Director	Adriana María Fernández de Melero (1)	December 31, 2025
Director	Ernesto San Gil (1)	December 31, 2026
Director	Gustavo Alberto Mazzolini Casas (2)	December 31, 2025
Director	Gabriel Alberto Chaufán (2)	December 31, 2026
Alternate Director	Gustavo Fabián Alonso (1)	December 31, 2027
Alternate Director	Carlos Eduardo Elizalde (2)	December 31, 2027
Alternate Director	Juan Christian Kindt (2)	December 31, 2027

(1)     Independent Director

(2)     Non-independent Director

4) LIST OF MEMBERS THE SUPERVISORY COMMITTEE

Regular Statutory Auditor	Gonzalo José Vidal Devoto
Regular Statutory Auditor	Vanesa Claudia Rodríguez
Regular Statutory Auditor	Marcelino Agustín Cornejo

Alternate Statutory Auditor	Julieta Paula Pariso
Alternate Statutory Auditor	Lorena Claudia Yansenson
Alternate Statutory Auditor	Magdalena Laudignon

Expiration of office: December 31, 2025

5) EXTERNAL AUDITOR

Pistrelli, Henry Martin y Asociados S.A. accounting firm was appointed as external auditor for the fiscal year ending on December 31, 2025, particularly one of the partners, Javier José Huici, Public Accountant, was appointed as regular external auditor and Fernando Ariel Paci, also partner of the accounting firm and Public Accountant, was appointed as alternate external auditor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: April 24, 2025	By:	/s/ Carmen Morillo Arroyo
Name: Carmen Morillo Arroyo
Title: Chief Financial Officer